Fence construction contract between Eco-Waste and Mr. Kalisz dated June 17,1999

Contract #6/99/AT, dated 17/06/1999.

To build and connect a gas pipeline to the Meat Waste Utilization Plant in Zabokliki, near Siedlce

Between

International Eco-Waste Systems S.A., located at Zloczowska 12/3 03-972 Warsaw, registered with the Commercial Court under registration #RHB 47982, represented by:

1. Mr. Zbigniew Tragarz - President

2. Mr. Waldemar Dziak - Vice President

and

Zaklad Murarski Jozef Kalisz, located at 59 Koscielna Street, 13-206 Plosnica, the contractor represented by:

1. Jozef Kalisz - Proprietor

The following are the excerpt from this contract:

The parties agree that the contractual price of this agreement will be 155,000 zl (CAD59, 600)

Conditions of payment are as follows:

1. Down payment to purchase building materials in the amount of 55,000 zl (CAD 21,000) based on an issued invoice;

2. Further payments will be made according to the phases of work completed and approved;

3. Payment, for each fully completed phase of the project, will not exceed 90% of its cost, until the full project is fulfilled;

4. Payments will be made to the account of the contractor: Bank Spoldzielczy in Dzialdowice #82150006-63470-27003 not later than 14 days from the time invoice has been received;

5. The final payment will be made after an invoice has been issued and the project approved by the local municipality.

The remaining amount of 15,500 zl (CAD 6,000) will be paid not later than 14 days from the date Contractor has submitted proposal to the municipality for approval.

This document is a fair and accurate translation from the original Polish document.